Otis Collection LLC

335 Madison Ave, 4th Floor

New York, NY 10017

November 18, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:	Otis Collection LLC

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A

File No. 024-11521

Ladies and Gentlemen:

Thank you for the comments of November 16, 2021 regarding Post-Qualification Amendment No. 5 to the Offering Statement on Form 1-A (the “Offering Statement”) of Otis Collection LLC (the “Company,” “we,” “us” or “our”). We appreciate the opportunity to respond to your comments. For your convenience, we have restated your comments below and have provided a response to each comment in turn.

Post-Qualification Amendment No. 5 to Form 1-A

Description of Business

Liquidity Platform, page 85

1.

Please revise your disclosure to describe (1) whether investors holding your securities can freely trade the securities on any trading venue other than the PPEX ATS, (2) whether your investors are limited to using the Liquidity Platform tool to enter orders into the PPEX ATS or into any other trading venue, such as another ATS, and (3) whether your investors are required to use the introducing broker that is referred to in the disclosures to trade the securities in any way.

The Company has amended its disclosure on page 85 to reflect the alternative means that investors may trade their securities issued by the Company.

Please do not hesitate to contact me or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the foregoing response.

Sincerely,

Otis Collection LLC
By:	Otis Wealth, Inc., its managing member

By:	/s/ Michael Karnjanaprakorn
Michael Karnjanaprakorn
Chief Executive Officer

cc:

Keith Marshall

Andrew Stephenson, Esq.